FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

2Q14 Earnings Release

São Paulo, Brazil, July 23, 2014 – GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] announces its results for the second quarter of 2014. The comments refer to the consolidated results of the Group or of its business units.

Consolidated

Total net sales revenue increases 13.4%, or 9.5% on a same-store basis

Adjusted Net Income advances 26.3%, with net margin improving 30 basis points

  Revenue growth was driven by the performance of the Food businesses and Nova Pontocom. In the last 12 months, 116 new stores were opened;
  Adjusted EBITDA grew 21.1% to R$1.155 billion, with adjusted EBITDA margin of 7.6%, increasing 50 basis points from 2Q13, due to margin gains at Via Varejo as well as Multivarejo.

Food Businesses (Multivarejo + Assaí)

Solid performance of Multivarejo and Assaí with net sales revenue growth of 14.5%, or 8.3% on a same-store basis
Adjusted net income advances 31.0%, with adjusted net margin expanding 40 basis points

  Gross margin impacted mainly by the higher contribution to sales by Assaí;
  Total operating expenses as a ratio of net revenue decreased from 21.7% in 2Q13 to 18.2% in 2Q14;
  Adjusted EBITDA increased 20.1% to R$615 million, with margin of 7.3%, compared to 7.0% in 2Q13.

Via Varejo and Nova Pontocom

Adjusted EBITDA growth of 22.3% with EBITDA margin expansion of 60 basis points

  Net sales revenue growth of 12.0% to R$6.791 billion;
  The increase in operating expenses lagged sales revenue growth in the period due to continued efficiency gains at Via Varejo;
  Adjusted net income of R$183 million, up 20.9% from 2Q13.

	Consolidated						Food Businesses			Via Varejo + Nova Pontocom
(R$ million)(1)	2Q14	2Q13	Δ	1H14	1H13	Δ	2Q14	2Q13	Δ	2Q14	2Q13	Δ

Gross Revenue (2)	16,869	14,950	12.8%	33,506	29,964	11.8%	9,133	8,014	14.0%	7,736	6,936	11.5%
Net Revenue (2)	15,203	13,411	13.4%	30,212	26,821	12.6%	8,412	7,349	14.5%	6,791	6,062	12.0%
Gross Profit	3,949	3,532	11.8%	7,708	7,041	9.5%	2,073	1,840	12.7%	1,876	1,692	10.8%
Gross Margin	26.0%	26.3%	-30 bps	25.5%	26.3%	-80 bps	24.6%	25.0%	-40 bps	27.6%	27.9%	-30 bps
Total Operating Expenses (2)	(2,884)	(2,941)	-2.0%	(5,619)	(5,607)	0.2%	(1,528)	(1,598)	-4.4%	(1,356)	(1,344)	0.9%
% of Net Revenue	19.0%	21.9%	-290 bps	18.6%	20.9%	-230 bps	18.2%	21.7%	-350 bps	20.0%	22.2%	-220 bps
EBITDA (3)	1,090	609	79.1%	2,139	1,471	45.4%	558	253	121.0%	532	356	49.3%
EBITDA Margin	7.2%	4.5%	270 bps	7.1%	5.5%	160 bps	6.6%	3.4%	320 bps	7.8%	5.9%	190 bps
Adjusted EBITDA(4)	1,155	953	21.1%	2,232	1,829	22.0%	615	512	20.1%	540	441	22.3%
Adjusted EBITDA Margin	7.6%	7.1%	50 bps	7.4%	6.8%	60 bps	7.3%	7.0%	30 bps	7.9%	7.3%	60 bps
Net Financial Revenue (Expenses)	(361)	(300)	20.5%	(700)	(554)	26.4%	(143)	(129)	10.3%	(219)	(170)	28.3%
% of Net Revenue	2.4%	2.2%	20 bps	2.3%	2.1%	20 bps	1.7%	1.8%	-10 bps	3.2%	2.8%	40 bps
Company's Net Profit	358	77	365.7%	697	352	97.8%	182	(18)	-	176	95	84.7%
Net Margin	2.4%	0.6%	180 bps	2.3%	1.3%	100 bps	2.2%	-0.3%	250 bps	2.6%	1.6%	100 bps
Adjusted Net Income (5)	407	323	26.3%	770	610	26.1%	224	171	31.0%	183	152	20.9%
Adjusted Net Margin	2.7%	2.4%	30 bps	2.5%	2.3%	20 bps	2.7%	2.3%	40 bps	2.7%	2.5%	20 bps
(1) Totals and percentage changes are rounded off and all margins were calculated as percentage of net revenue.
(2) In 2Q14 revenues from the leasing of commercial galleries, which were previously recorded in selling expenses, started to be recognized as revenues. Revenues from previous periods have been adjusted for comparability purpose.
(3) Earnings before interest, taxes, depreciation and amortization.
(4) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.
(5) Adjusted Net Income by excluding the Other Operating Revenue (Expenses), so it eliminates nonrecurring expenses, revenues and other nonrecurring items.

Sales Performance

	Gross Sales						Net Sales
(R$ million)	2Q14	2Q13	Δ	1H14	1H13	Δ	2Q14	2Q13	Δ	1H14	1H13	Δ
Consolidated (1)	16,869	14,950	12.8%	33,506	29,964	11.8%	15,203	13,411	13.4%	30,212	26,821	12.6%
Food Businesses (2)	9,133	8,014	14.0%	18,066	16,193	11.6%	8,412	7,349	14.5%	16,670	14,759	13.0%
Multivarejo (3)	7,034	6,456	9.0%	13,996	13,208	6.0%	6,465	5,915	9.3%	12,893	12,020	7.3%
Assaí	2,099	1,558	34.7%	4,070	2,985	36.4%	1,947	1,434	35.8%	3,778	2,738	38.0%
Nova Pontocom (4)	1,464	1,062	37.8%	2,930	2,014	45.5%	1,283	949	35.1%	2,591	1,806	43.4%
Via Varejo (5)	6,290	5,877	7.0%	12,534	11,765	6.5%	5,525	5,116	8.0%	10,974	10,263	6.9%

Gross 'Same-Store' Sales			Net 'Same-Store' Sales
	2Q14	1H14		2Q14	1H14
Consolidated (1)	9.0%	7.7%	Consolidated (1)	9.5%	8.5%
By category			By category
Food(6)	9.1%	5.5%	Food(6)	9.7%	6.9%
Non-Food(7)	9.0%	9.4%	Non-Food(7)	9.3%	9.7%
By business			By business
Multivarejo + Assaí	7.8%	5.2%	Multivarejo + Assaí	8.3%	6.5%
Nova Pontocom (4)	37.8%	45.5%	Nova Pontocom (4)	35.1%	43.4%
Via Varejo (5)	5.7%	4.7%	Via Varejo (5)	6.8%	5.3%

 (1)  Excludes revenue from intercompany transactions; (2)  Multivarejo + Assaí, including revenue from the leasing of commercial centers as from 2Q14. Prior periods were reclassified for comparison purposes; (3) Extra and Pão de Açúcar banners, includes revenue from the leasing of commercial centers as from 2Q14. Prior periods were reclassified for comparison purposes; (4)  Includes revenue from the commissions of marketplace, not considering the volume of goods; (5) Includes revenue from intercompany transactions; (6) Includes the food categories of Multivarejo and Assaí and excludes the non-food categories of Multivarejo; (7)  Includes the non-food categories of Multivarejo, Nova Pontocom and Via Varejo.

Sales Performance - Consolidated

Net sales revenue amounted to R$15.2 billion, increasing 13.4% on the prior-year period, driven by the opening of 116 new stores in the last 12 months and by the 9.5% growth in same-store sales. The quarter's results also benefited from a positive calendar impact of 110 basis points.

A total of 25 stores were opened in the quarter, bringing the total number of new store openings in the first six months of the year to 46.

Performance by category:

✓ Food: strong same-store sales growth of 9.7%; adjusted for the calendar effect, growth was still strong, at 7.8%. The best performing categories were grocery, beverages and seafood, all of which benefitted from the Easter holiday falling in the period this year.

✓ Non-food: growth of 9.3%, led by technology products, especially TVs and smartphones.

Food Businesses (Multivarejo + Assaí)

✓ Net sales revenue grew 14.5%, with 19 new stores opened in the period, of which 16 were neighborhood stores (including 15 Minimercados Extra and 1 Minuto Pão de Açúcar), 1 Pão de Açúcar, 1 Assaí and 1 drugstore. On a same-store basis, net sales revenue grew 8.3% and benefitted from the calendar effect. Adjusted for this effect, same-store sales grew 6.3% in the quarter.

✓ At Multivarejo, the best-performing banners in the quarter were Pão de Açúcar and Minimercado Extra, which maintained the positive trend of prior periods. Private-label brands continued to register robust growth to account already for over 10% of the business unit's sales.

✓ June marked the opening of the first Minuto Pão de Açúcar, a neighborhood store with approximately 300 m² and a unique assortment and services to meet the needs of higher income customers.

✓ Assaí  posted yet another quarter of strong net sales growth (35.8%), driven by solid same-store growth and the significant contribution from new store openings. The format's strategy continues to focus on expanding into strategic regions, such as Brazil’s Northeast, which already has 12 stores (over 15% of total stores). In the last 12 months, 11 new stores were added, three of which were opened in the first six months of 2014. In the last six months of this year, Assaí plans to accelerate the number of store openings.

Nova Pontocom

✓  Business volume at Nova Pontocom, which includes direct sales and the volume of marketplace goods, grew approximately 41% in 2Q14 compared to 2Q13, driven by strong growth in site traffic, better conversion rates and the higher contribution to sales by the marketplace business, which in this quarter alone registered sales volume one and a half times higher than in the whole of last year.

Via Varejo

✓ Net sales revenue amounted to R$5.5 billion, with total-store sales growing 8.0% and same-store sales growing 6.8%.

✓ In line with the trend observed in recent quarters, the top performing categories were smartphones and TVs. Six new stores were opened in the quarter, all under the Casas Bahia banner, bringing the total number of stores opened in the last 12 months to 45.

Operating Performance

	Consolidated

(R$ million)	2Q14	2Q13	Δ	1H14	1H13	Δ
Gross Revenue (1)	16,869	14,950	12.8%	33,506	29,964	11.8%
Net Revenue (1)	15,203	13,411	13.4%	30,212	26,821	12.6%
Gross Profit	3,949	3,532	11.8%	7,708	7,041	9.5%
Gross Margin	26.0%	26.3%	-30 bps	25.5%	26.3%	-80 bps
Selling Expenses (1)	(2,522)	(2,235)	12.8%	(4,906)	(4,494)	9.2%
General and Administrative Expenses	(324)	(365)	-11.3%	(669)	(768)	-12.8%
Equity Income	27	4	600.4%	49	13	284.7%
Other Operating Revenue (Expenses)	(65)	(345)	-81.2%	(92)	(358)	-74.2%
Total Operating Expenses	(2,884)	(2,941)	-2.0%	(5,619)	(5,607)	0.2%
% of Net Revenue	19.0%	21.9%	-290 bps	18.6%	20.9%	-230 bps
Depreciation (Logistic)	24	18	-34.5%	50	37	-36.9%
EBITDA	1,090	609	79.1%	2,139	1,471	45.4%
EBITDA Margin	7.2%	4.5%	270 bps	7.1%	5.5%	160 bps
Adjusted EBITDA (2)	1,155	953	21.1%	2,232	1,829	22.0%
Adjusted EBITDA Margin	7.6%	7.1%	50 bps	7.4%	6.8%	60 bps
(1) In 2Q14 revenues from the leasing of commercial galleries, which were previously recorded in selling expenses, started to be recognized as revenues. Revenues from previous periods have been adjusted for comparability purpose.
(2) Adjusted EBITDA by total "Other Operating Revenue (Expenses)", eliminating extraordinary Revenues and Expeneses.

The higher share of Nova Pontocom and Assaí in the Company’s sales mix contributed to the 30 basis point contraction in consolidated gross margin.

Selling, general and administrative expenses as a ratio of net sales revenue continued the downward trend of recent quarters, decreasing from 19.4% in 2Q13 to 18.7% in 2Q14, which is explained by efficiency gains at Via Varejo, the continuation of the plan to adopt greater discipline in spending and the streamlining of processes at Multivarejo.

EBITDA amounted to R$1.090 billion, increasing 79.1% from 2Q13. Adjusted for the line Other Operating Income (Expenses), EBITDA amounted to R$1.155 billion, increasing 21.1% on the prior-year period to outpace revenue growth. Adjusted EBITDA margin was 7.6%, which is explained by the margin gains at Via Varejo and Multivarejo.

In the first six months of the year, which neutralizes the calendar effect, adjusted EBITDA grew by 22.0% to R$2.232 billion, with margin expanding from 6.8% in 1H13 to 7.4% in 1H14.

	Multivarejo

(R$ million)	2Q14	2Q13	Δ	1H14	1H13	Δ
Gross Revenue (1)	7,034	6,456	9.0%	13,996	13,208	6.0%
Net Revenue (1)	6,465	5,915	9.3%	12,893	12,020	7.3%
Gross Profit	1,803	1,639	10.0%	3,539	3,360	5.3%
Gross Margin	27.9%	27.7%	20 bps	27.5%	28.0%	-50 bps
Selling Expenses (1)	(1,142)	(1,002)	14.0%	(2,229)	(2,042)	9.1%
General and Administrative Expenses	(144)	(186)	-22.7%	(303)	(379)	-20.1%
Equity Income	19	3	622.4%	35	10	252.9%
Other Operating Revenue (Expenses)	(57)	(261)	-78.2%	(92)	(284)	-67.7%
Total Operating Expenses	(1,323)	(1,446)	-8.5%	(2,589)	(2,696)	-3.9%
% of Net Revenue	20.5%	24.4%	-390 bps	20.1%	22.4%	-230 bps
Depreciation (Logistic)	12	11	-9.7%	23	21	-10.2%
EBITDA	492	204	141.5%	973	685	42.0%
EBITDA Margin	7.6%	3.4%	420 bps	7.5%	5.7%	180 bps
Adjusted EBITDA (2)	549	465	18.2%	1,065	969	9.9%
Adjusted EBITDA Margin	8.5%	7.9%	60 bps	8.3%	8.1%	20 bps
(1) In 2Q14 revenues from the leasing of commercial galleries, which were previously recorded in selling expenses, started to be recognized as revenues. Revenues from previous periods have been adjusted for comparability purpose.
(2) Adjusted EBITDA by total "Other Operating Revenue (Expenses)", eliminating extraordinary Revenues and Expeneses.

In 2Q14, Multivarejo maintained its efforts to increase price competitiveness with the aim of capturing market share. The gross margin expansion of 20 basis points mainly reflects the higher share of revenue from commercial centers, which were previously classified as selling expenses and, as of this quarter, are now classified as revenue. Moreover, note that since the strategy to increase sales competitiveness was begun in 2Q13, gross margin is now comparable between the periods.

Selling, general and administrative expenses amounted to R$1.286 billion, increasing 8.2% from 2Q13 and lagging sales revenue growth in the period, due to the continued adoption of greater discipline in corporate expenses and the efficiency gains captured at stores.

EBITDA amounted to R$492 million, with EBITDA margin of 7.6%. EBITDA adjusted by Other Operating Income (Expenses) amounted to R$549 billion, increasing 18.2% on the prior-year period to outpace sales revenue growth in the period. Adjusted EBITDA margin was 8.5%, expanding by 60 basis points from 2Q13. In the first six months of the year, which neutralizes the calendar effect, adjusted EBITDA amounted to R$1.065 billion, growing by 9.9% to outpace sales revenue growth in the period.

			Assaí
(R$ million)	2Q14	2Q13	Δ	1H14	1H13	Δ
Gross Revenue	2,099	1,558	34.7%	4,070	2,985	36.4%
Net Revenue	1,947	1,434	35.8%	3,778	2,738	38.0%
Gross Profit	270	200	34.6%	513	375	36.6%
Gross Margin	13.9%	14.0%	-10 bps	13.6%	13.7%	-10 bps
Selling Expenses	(184)	(136)	35.9%	(354)	(259)	36.8%
General and Administrative Expenses	(20)	(17)	17.5%	(40)	(33)	21.9%
Other Operating Revenue (Expenses)	0	1	-93.4%	(0)	1	-
Total Operating Expenses	(204)	(152)	34.8%	(395)	(291)	35.8%
% of Net Revenue	10.5%	10.6%	-10 bps	10.4%	10.6%	-20 bps
Depreciation (Logistic)	1	0	N/A	1	0	N/A
EBITDA	66	49	35.4%	119	85	40.4%
EBITDA Margin	3.4%	3.4%	0 bps	3.2%	3.1%	10 bps
Adjusted EBITDA (1)	66	48	38.6%	119	84	42.7%
Adjusted EBITDA Margin	3.4%	3.3%	10 bps	3.2%	3.1%	10 bps
(1) Adjusted EBITDA by total "Other Operating Revenue (Expenses)", eliminating extraordinary Revenues and Expeneses.

In line with recent quarters, Assaí posted net sales revenue growth of 35.8% to R$1.947 billion, driven by solid same-store sales growth and the significant contribution from the expansion in the store network.  In the last 12 months, 11 new stores were added, three of which were opened in the first six months of 2014. In the last six months of this year, Assaí plans to accelerate the number of store openings.

EBITDA amounted to R$66 million in the quarter, advancing 35.4% from 2Q13, which is in line with sales revenue growth in the period. Despite the investments in price competitiveness, the higher expenses to support the strong expansion plan and the stores still in the maturation phase, EBITDA margin was 3.4%, unchanged from the level in 2Q13.

In the first six months of 2014, EBITDA amounted to R$119 million, increasing 40.4% on the prior-year period to outpace gross sales revenue growth in the period. EBITDA margin expanded by 10 basis points to 3.2% due to operational efficiency gains. The decrease in operating expenses as a ratio of net sales revenue surpassed by 10 basis points the contraction in gross margin in the six-month period.

		Via Varejo + Nova Pontocom
(R$ million)	2Q14	2Q13	Δ	1H14	1H13	Δ
Gross Revenue	7,736	6,936	11.5%	15,440	13,771	12.1%
Net Revenue	6,791	6,062	12.0%	13,541	12,062	12.3%
Gross Profit	1,876	1,692	10.8%	3,656	3,306	10.6%
Gross Margin	27.6%	27.9%	-30 bps	27.0%	27.4%	-40 bps
Selling Expenses	(1,196)	(1,098)	9.0%	(2,323)	(2,192)	5.9%
General and Administrative Expenses	(160)	(162)	-1.4%	(326)	(355)	-8.4%
Equity Income	8	1	552.3%	14	3	392.9%
Other Operating Revenue (Expenses)	(8)	(85)	-90.6%	(1)	(76)	-99.3%
Total Operating Expenses	(1,356)	(1,344)	0.9%	(2,635)	(2,621)	0.5%
% of Net Revenue	20.0%	22.2%	-220 bps	19.5%	21.7%	-220 bps
Depreciation (Logistic)	12	8	-60.7%	26	16	66.3%
EBITDA	532	356	49.3%	1,047	701	49.4%
EBITDA Margin	7.8%	5.9%	190 bps	7.7%	5.8%	190 bps
Adjusted EBITDA (1)	540	441	22.3%	1,048	776	34.9%
Adjusted EBITDA Margin	7.9%	7.3%	60 bps	7.7%	6.4%	130 bps
(1) Adjusted EBITDA by total "Other Operating Revenue (Expenses)", eliminating extraordinary Revenues and Expeneses.

Net sales revenue in 2Q14 grew by 12.0% to R$6.8 billion. The strong growth in the quarter enabled Nova Pontocom to increase its share in the sales mix.

EBITDA amounted to R$532 million, increasing 49.3% from 2Q13. Adjusted EBITDA excluding other operating income and expenses amounted to R$540 million, increasing 22.3% from 2Q13, with EBITDA margin expanding from 7.3% to 7.9%. This result was achieved despite the lower gross margin in the period and was driven by the change in the sales mix and particularly by the continued efficiency gains, such as in logistics and processes at stores, and the streamlining of corporate, telephony and IT expenses. Selling, general and administrative expenses as a ratio of net revenue decreased by 80 basis points in 2Q14 (20.0%) compared to 2Q13 (20.8%).

In the first six months of the year, adjusted EBITDA amounted R$1.048 million, increasing 34.9% from the prior-year period. Adjusted EBITDA margin increased to 7.7%, an improvement of 130 basis points.

Indebtedness

	Consolidated
(R$ million)	06.30.2014	06.30.2013

Short Term Debt	(2,434)	(2,112)
Loans and Financing	(1,054)	(1,083)
Debentures	(1,380)	(1,029)
Long Term Debt	(3,273)	(4,545)
Loans and Financing	(1,673)	(1,649)
Debentures	(1,600)	(2,896)
Total Gross Debt	(5,706)	(6,657)
Cash	5,379	5,060
Net Cash (Debt)	(327)	(1,597)
EBITDA (1)	4,482	3,598
Net Debt / EBITDA(1)	0.07x	0.44x
Payment Book - Short Term	(2,624)	(2,463)
Payment Book - Long Term	(122)	(108)
Net Debt with payment book	(3,074)	(4,168)
Net Debt with Payment Book / EBITDA(1)	0.69x	1.16x
(1) EBITDA f or t he last 12 mont hs.

Net debt declined by R$1.270 billion from the balance at the end of June 2013, mainly due to the following factors:

•         Higher cash flow from operating activities;

•         Improvement in working capital needs;

•         Inflow of the net proceeds from Via Varejo's public share offering.

As a result, the Net Debt/EBITDA ratio decreased from 0.44x to 0.07x.

Net debt including the payment book operation amounted to R$3.074 billion, a reduction of R$1.094 million from the balance at the end of June 2013. The Net Debt/EBITDA ratio including the payment book operation ended the quarter at 0.69x, down significantly from the ratio at the end of 2Q13.

Financial Result

			Consolidated
(R$ million)	2Q14	2Q13	Δ	1H14	1H13	Δ

Financial Revenue	154	128	20.3%	333	271	23.0%
Financial Expenses	(515)	(428)	20.5%	(1,033)	(825)	25.3%
Net Financial Revenue (Expenses)	(361)	(300)	20.5%	(700)	(554)	26.4%
% of Net Revenue	2.4%	2.2%	20 bps	2.3%	2.1%	20 bps
Charges on Net Bank Debt	(62)	(57)	8.1%	(107)	(109)	-1.9%
Cost of Discount of Receivables of Payment Book	(84)	(62)	34.2%	(164)	(123)	33.4%
Cost of Discount of Receivables of Credit Card	(182)	(140)	29.9%	(364)	(260)	40.4%
Restatement of Other Assets and Liabilities	(34)	(40)	-15.7%	(64)	(62)	3.7%
Net Financial Revenue (Expenses)	(361)	(300)	20.5%	(700)	(554)	26.4%

The increase of 20.5% in the net financial expense of R$361 million in the quarter lagged the cumulative increase of 40.2% in interest rates (CDI) in the period. As a ratio of net revenue, the net financial expense increased from 2.2% in 2Q13 to 2.4% in 2Q14.

The main variations in net financial (income) expenses were:

•         R$5 million in net debt charges, which increased 8.1% driven by the higher interest rates (CDI) in the quarter, which was offset by the reduction in net debt from a year earlier.

•         Increase of R$22 million or 34.2% in the cost of sales of payment book receivables, which corresponded to 0.6% of net sales in 2Q14, compared to 0.5% in 2Q13, due to higher interest rates.

•         Increase of R$42 million or 29.9% in cost of sales of credit card receivables, mainly due to higher interest rates.

   Note that all the following variations lagged the increase in the CDI rate in the period.

Total sales of receivables (cards and payment books) in 2Q14 increased by approximately 2.7% to R$8.7 billion.

Net Income

	Consolidated

(R$ million)	2Q14	2Q13	Δ%	1H14	1H13	Δ%

EBITDA	1,090	609	79.1%	2,139	1,471	45.4%
Depreciation (Logistic)	(24)	(18)	34.5%	(50)	(37)	36.9%
Depreciation and Amortization	(191)	(195)	-2.0%	(383)	(390)	-1.9%
Net Financial Revenue (Expenses)	(361)	(300)	20.5%	(700)	(554)	26.4%
Income Before Income Tax	513	96	435.9%	1,006	490	105.3%
Income Tax	(154)	(19)	723.9%	(310)	(138)	124.5%
Company's net income	358	77	365.7%	697	352	97.8%
Net Margin	2.4%	0.6%	180 bps	2.3%	1.3%	100 bps
Net Income - Controlling Shareholders	264	42	527.9%	508	279	82.4%
Net Margin - Controllings Shareholders	1.7%	0.3%	140 bps	1.7%	1.0%	70 bps
Total Nonrecurring	(65)	(345)	-81.2%	(92)	(358)	-74.2%
Income Tax from Nonrecurring	16	99	-83.9%	20	100	-80.4%
Adjusted Net Income (1)	407	323	26.3%	770	610	26.1%
Adjusted Net Margin	2.7%	2.4%	30 bps	2.5%	2.3%	20 bps
(1) Adjusted Net Income by total "Other Operating Revenue (Expenses)", eliminating extraordinary Revenues and Expeneses.

Net income amounted to R$358 million in 2Q14, with net margin of 2.4%. Net Income adjusted by Other Operating Income and Expenses amounted to R$407 million, an increase of 26.3% from the prior-year period, which reflects the operational improvements captured in the Company's business units.

Simplified Cash Flow Statement

		Consolidated

(R$ million)	2Q14	2Q13	1H14	1H13

Cash Balance at beginning of period	5,350	6,002	8,367	7,086
Cash Flow from operating activities	1,091	887	(721)	602
EBITDA	1,090	609	2,139	1,471
Cost of Sale of Receivables	(265)	(202)	(529)	(383)
Working Capital	233	165	(2,054)	(584)
Assets and Liabilities Variation	34	315	(277)	98
Cash flow from investment activities	(296)	(483)	(561)	(774)
Net Investment	(296)	(491)	(561)	(783)
Aquisition and Others	(0)	8	(0)	8
Change on net cash after investments	795	404	(1,282)	(172)
Cash Flow from financing activities	(789)	(1,369)	(1,729)	(1,877)
Dividends payments and others	(186)	(201)	(186)	(201)
Net Proceeds	(603)	(1,168)	(1,543)	(1,676)
Change on net cash	5	(965)	(3,011)	(2,049)
Cash Balance at end of period	5,356	5,037	5,356	5,037

Net debt	(327)	(1,597)	(327)	(1,597)

On June 30, 2014, the cash position stood at R$5.356 billion, or virtually stable in comparison with the start of the quarter.

The main variations are explained by the operational improvements at business units, the greater discipline adopted in investment activities and the lower level of borrowing in the period.

Another highlight was the improvement in the Company’s working capital needs, especially in the account inventories, which decreased from 54 days to 51 days (1).

(1)       In days of COGS.

Capital Expenditure

	Consolidated						Food Businesses			Via Varejo + Nova Pontocom
(R$ million)	2Q14	2Q13	Δ	1H14	1H13	Δ	2Q14	2Q13	Δ	2Q14	2Q13	Δ

New stores and land acquisition	114	201	-43.2%	222	401	-44.7%	87	184	-53.0%	27	17	62.5%
Store renovations and conversions	60	118	-48.9%	130	239	-45.4%	46	80	-42.8%	14	37	-62.0%
Infrastructure and Others	143	132	8.4%	242	202	19.6%	78	104	-25.6%	66	28	136.0%
Non-cash Effect
Financing and Leasing Assets	(6)	68	-	(6)	(15)	-58.2%	(6)	68	-	-	-	-
Total	311	519	-40.0%	587	827	-29.0%	204	437	-53.3%	107	82	30.8%

Consolidated capital expenditure amounted to R$311 million in 2Q14, of which 66% was invested in Food Businesses (Multivarejo + Assaí)  and 34% was invested in Via Varejo and Nova Pontocom.

In 2Q14, a total of 19 new stores were delivered (15 Minimercado Extra, 1 Minuto Pão de Açúcar, 1 Pão de Açúcar, 1 Assaí and 1 drugstore). In addition to the stores at Food Businesses (Multivarejo +Assaí), another 6 new stores were opened at Via Varejo in the period, all of which under the Casas Bahia banner.

The reduction in capital expenditure in 2014 compared to 2013 is in line with the strategy to optimize investments, which has resulted in a reduction in capital expenditure per square meter, among other initiatives. The Company expect to invest R$1.9 billion in line with the previous year, however with a larger number of stores opening due to these optimizations.

Dividends

The meeting of the Board of Directors held on July 22, 2014 approved the distribution of interim dividends based on the net income recorded on the balance sheet of July 31, 2014, in the amount of R$35.8 million, which corresponds to R$0.14 per preferred share and R$0.127272 per common share. Shareholders of record on August 1, 2014 will be entitled to the payment. As of August 4, 2014, the shares will trade ex-dividends. The dividends will be paid on August 13, 2014.

CADE

In compliance with the Settlement (Termo de Compromisso de Desempenho - TCD) entered into with Brazil's antitrust agency CADE (Conselho Administrativo de Defesa Econômica) after the merger of Ponto Frio and Casas Bahia, Via Varejo closed 32 stores in 2Q14.

Appendix I - Definitions used in this document

Company’s Business Units: The Company’s business is divided into four units - food retail, cash and carry, electronics and home appliance retail (brick and mortar) and e-commerce – grouped as follows

Same-store sales: The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months. Acquisitions are not included in the same-store calculation base in their first 12 months of operation.

Growth and changes: The growth and changes presented in this document refer to variations in comparison with the same period of the previous year, except where stated otherwise.

EBITDA: As of 4Q12, the results of Equity Income and Other Operating Income (Expenses) were included together with Total Operating Expenses in the calculation of EBITDA. This means that the calculation of EBITDA complies with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012. As from 1Q13, the depreciation recognized in the cost of goods sold, which essentially consists of the depreciation of distribution centers, began to be specified in the calculation of EBITDA.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure because it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Adjusted net income: Measure of profitability calculated as net income excluding Other Operating Income and Expenses and discounting the effects from Income and Social Contribution Taxes. Management uses this measure because it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

BALANCE SHEET
ASSETS
	Consolidated			Food Businesses
(R$ million)	06.30.2014	03.31.2014	06.30.2013	06.30.2014	03.31.2014	06.30.2013
Current Assets	15,669	16,382	14,910	6,407	6,930	6,566
Cash and Marketable Securities	5,379	5,374	5,060	2,307	2,431	2,707
Accounts Receivable	2,497	2,410	2,501	158	222	326
Credit Cards	273	189	343	58	76	191
Payment book	2,259	2,245	2,127	-	-	-
Sales Vouchers and Others	174	167	230	79	111	119
Allowance for Doubtful Accounts	(231)	(227)	(214)	(1)	(1)	(0)
Resulting from Commercial Agreements	22	36	15	22	36	15
Inventories	6,464	7,166	5,896	3,468	3,785	2,992
Recoverable Taxes	760	760	958	174	149	317
Noncurrent Assets for Sale	26	41	51	8	24	25
Expenses in Advance and Other Accounts Receivables	544	630	443	292	320	199
Noncurrent Assets	19,793	19,576	18,492	15,373	15,266	15,333
Long-Term Assets	4,549	4,440	4,716	2,483	2,425	2,806
Accounts Receivables	97	103	99	-	-	-
Payment Book	106	112	99	-	-	-
Others	-	-	8	-	-	-
Allowance for Doubtful Accounts	(9)	(9)	(8)	-	-	-
Inventories	172	172	172	172	172	172
Recoverable Taxes	1,583	1,532	1,258	371	382	261
Financial Instruments	-	-	361	-	-	361
Deferred Income Tax and Social Contribution	870	918	1,057	351	358	387
Amounts Receivable from Related Parties	204	167	199	395	306	314
Judicial Deposits	883	844	950	528	530	714
Expenses in Advance and Others	738	704	619	666	676	596
Investments	359	331	374	243	223	280
Property and Equipment	9,187	9,107	8,506	7,913	7,866	7,485
Intangible Assets	5,699	5,698	4,897	4,735	4,752	4,761
TOTAL ASSETS	35,462	35,958	33,402	21,780	22,196	21,899

LIABILITIES
		Consolidated			Food Businesses
	06.30.2014	03.31.2014	06.30.2013	06.30.2014	03.31.2014	06.30.2013
Current Liabilities	14,597	14,295	13,310	6,499	5,856	6,573
Suppliers	6,753	7,005	5,857	2,936	3,019	2,716
Loans and Financing	1,054	901	1,083	997	838	1,005
Payment Book (CDCI)	2,624	2,667	2,463	-	-	-
Debentures	1,380	691	1,029	962	275	1,016
Payroll and Related Charges	850	781	776	412	388	397
Taxes and Social Contribution Payable	769	720	728	326	293	282
Dividends Proposed	1	152	1	1	151	1
Financing for Purchase of Fixed Assets	46	35	102	46	35	102
Rents	66	70	48	66	70	48
Acquisition of Companies	72	70	68	72	70	68
Debt with Related Parties	23	25	49	395	361	426
Advertisement	71	71	82	32	35	47
Provision for Restructuring	4	23	3	4	23	3
Advanced Revenue	141	131	85	35	35	9
Others	741	953	935	215	261	451
Long-Term Liabilities	7,452	8,584	8,672	5,842	7,058	7,096
Loans and Financing	1,673	2,000	1,649	1,517	1,840	1,637
Payment Book (CDCI)	122	126	108	-	-	-
Debentures	1,600	2,399	2,896	1,200	1,999	2,096
Financing for Purchase of Assets	8	8	-	8	8	-
Acquisition of Companies	118	113	163	118	113	163
Deferred Income Tax and Social Contribution	1,042	1,061	1,111	1,039	1,058	1,108
Tax Installments	974	1,054	1,109	936	1,015	1,068
Provision for Contingencies	1,346	1,201	1,078	831	798	869
Advanced Revenue	483	514	441	108	120	40
Others	85	107	116	85	107	115
Shareholders' Equity	13,413	13,079	11,421	9,439	9,283	8,230
Capital	6,786	6,780	6,759	5,059	5,125	5,077
Capital Reserves	257	251	214	257	251	214
Profit Reserves	2,952	2,725	1,801	2,952	2,725	1,801
Minority Interest	3,418	3,323	2,647	1,171	1,182	1,138
TOTAL LIABILITIES	35,462	35,958	33,402	21,780	22,196	21,899

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo + Nova Pontocom
R$ - Million	2Q14	2Q13	Δ	2Q14	2Q13	Δ	2Q14	2Q13	Δ	2Q14	2Q13	Δ	2Q14	2Q13	Δ
Gross Revenue (1)	16,869	14,950	12.8%	9,133	8,014	14.0%	7,034	6,456	9.0%	2,099	1,558	34.7%	7,736	6,936	11.5%
Net Revenue (1)	15,203	13,411	13.4%	8,412	7,349	14.5%	6,465	5,915	9.3%	1,947	1,434	35.8%	6,791	6,062	12.0%
Cost of Goods Sold	(11,230)	(9,861)	13.9%	(6,326)	(5,499)	15.0%	(4,650)	(4,265)	9.0%	(1,676)	(1,233)	35.9%	(4,903)	(4,362)	12.4%
Depreciation (Logistic)	(24)	(18)	34.5%	(12)	(11)	15.8%	(12)	(11)	9.7%	(1)	(0)	N/A	(12)	(8)	60.7%
Gross Profit	3,949	3,532	11.8%	2,073	1,840	12.7%	1,803	1,639	10.0%	270	200	34.6%	1,876	1,692	10.8%
Selling Expenses (1)	(2,522)	(2,235)	12.8%	(1,326)	(1,138)	16.6%	(1,142)	(1,002)	14.0%	(184)	(136)	35.9%	(1,196)	(1,098)	9.0%
General and Administrative Expenses	(324)	(365)	-11.3%	(164)	(203)	-19.3%	(144)	(186)	-22.7%	(20)	(17)	17.5%	(160)	(162)	-1.4%
Equity Income	27	4	600.4%	19	3	622.4%	19	3	622.4%	-	-	-	8	1	552.3%
Other Operating Revenue (Expenses)	(65)	(345)	-81.2%	(57)	(260)	-78.1%	(57)	(261)	-78.2%	0	1	-93.4%	(8)	(85)	-90.6%
Total Operating Expenses	(2,884)	(2,941)	-2.0%	(1,528)	(1,598)	-4.4%	(1,323)	(1,446)	-8.5%	(204)	(152)	34.8%	(1,356)	(1,344)	0.9%
Depreciation and Amortization	(191)	(195)	-2.0%	(154)	(161)	-4.3%	(135)	(148)	-8.6%	(19)	(13)	43.4%	(37)	(34)	9.3%
Earnings before interest and Taxes - EBIT	874	395	121.1%	392	81	385.2%	345	45	664.8%	46	36	30.6%	483	315	53.3%
Financial Revenue	154	128	20.3%	80	83	-3.0%	76	77	-1.0%	4	6	-29.8%	92	53	71.4%
Financial Expenses	(515)	(428)	20.5%	(223)	(212)	5.1%	(206)	(202)	1.7%	(17)	(10)	74.6%	(310)	(224)	38.6%
Net Financial Revenue (Expenses)	(361)	(300)	20.5%	(143)	(129)	10.3%	(130)	(125)	3.4%	(13)	(4)	223.6%	(219)	(170)	28.3%
Income Before Income Tax	513	96	435.9%	249	(49)	-	216	(80)	-	33	32	6.0%	264	144	83.0%
Income Tax	(154)	(19)	723.9%	(67)	30	-	(56)	41	-	(11)	(11)	3.8%	(88)	(49)	79.5%
Net Income - Company	358	77	365.7%	182	(18)	-	160	(39)	-	22	21	7.1%	176	95	84.7%
Minority Interest - Noncontrolling	94	35	169.9%	(11)	(13)	-14.1%	(11)	(13)	-14.1%	-	-	-	105	48	120.8%
Net Income - Controlling Shareholders (2)	264	42	527.9%	193	(6)	-	171	(26)	-	22	21	7.1%	71	48	48.8%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,090	609	79.1%	558	253	121.0%	492	204	141.5%	66	49	35.4%	532	356	49.3%
Adjusted EBITDA (3)	1,155	953	21.1%	615	512	20.1%	549	465	18.2%	66	48	38.6%	540	441	22.3%

% of Net Revenue	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo + Nova Pontocom
	2Q14	2Q13		2Q14	2Q13		2Q14	2Q13		2Q14	2Q13		2Q14	2Q13
Gross Profit	26.0%	26.3%		24.6%	25.0%		27.9%	27.7%		13.9%	14.0%		27.6%	27.9%
Selling Expenses (1)	16.6%	16.7%		15.8%	15.5%		17.7%	16.9%		9.5%	9.5%		17.6%	18.1%
General and Administrative Expenses	2.1%	2.7%		1.9%	2.8%		2.2%	3.1%		1.0%	1.2%		2.4%	2.7%
Equity Income	0.2%	0.0%		0.2%	0.0%		0.3%	0.0%		0.0%	0.0%		0.1%	0.0%
Other Operating Revenue (Expenses)	0.4%	2.6%		0.7%	3.5%		0.9%	4.4%		0.0%	0.1%		0.1%	1.4%
Total Operating Expenses	19.0%	21.9%		18.2%	21.7%		20.5%	24.4%		10.5%	10.6%		20.0%	22.2%
Depreciation and Amortization	1.3%	1.5%		1.8%	2.2%		2.1%	2.5%		1.0%	0.9%		0.5%	0.6%
EBIT	5.7%	2.9%		4.7%	1.1%		5.3%	0.8%		2.4%	2.5%		7.1%	5.2%
Net Financial Revenue (Expenses)	2.4%	2.2%		1.7%	1.8%		2.0%	2.1%		0.7%	0.3%		3.2%	2.8%
Income Before Income Tax	3.4%	0.7%		3.0%	0.7%		3.3%	1.4%		1.7%	2.2%		3.9%	2.4%
Income Tax	1.0%	0.1%		0.8%	0.4%		0.9%	0.7%		0.6%	0.8%		1.3%	0.8%
Net Income - Company	2.4%	0.6%		2.2%	-0.3%		2.5%	-0.7%		1.1%	1.4%		2.6%	1.6%
Minority Interest - noncontrolling	0.6%	0.3%		0.1%	0.2%		0.2%	0.2%		0.0%	0.0%		1.5%	0.8%
Net Income - Controlling Shareholders(2)	1.7%	0.3%		2.3%	0.1%		2.6%	0.4%		1.1%	1.4%		1.0%	0.8%
EBITDA	7.2%	4.5%		6.6%	3.4%		7.6%	3.4%		3.4%	3.4%		7.8%	5.9%
Adjusted EBITDA (3)	7.6%	7.1%		7.3%	7.0%		8.5%	7.9%		3.4%	3.3%		7.9%	7.3%
(1) In 2Q14 revenues from the leasing of commercial galleries, which were previously recorded in selling expenses, started to be recognized as revenues. Revenues from previous periods have been adjusted for comparability purpose.
(2)Net Income after noncontrolling shareholders
(3) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo + Nova Pontocom
R$ - Million	1H14	1H13	?	1H14	1H13	?	1H14	1H13	?	1H14	1H13	?	1H14	1H13	?
Gross Revenue (1)	33,506	29,964	11.8%	18,066	16,193	11.6%	13,996	13,208	6.0%	4,070	2,985	36.4%	15,440	13,771	12.1%
Net Revenue (1)	30,212	26,821	12.6%	16,670	14,759	13.0%	12,893	12,020	7.3%	3,778	2,738	38.0%	13,541	12,062	12.3%
Cost of Goods Sold	(22,454)	(19,743)	13.7%	(12,594)	(11,002)	14.5%	(9,330)	(8,639)	8.0%	(3,264)	(2,363)	38.1%	(9,859)	(8,741)	12.8%
Depreciation (Logistic)	(50)	(37)	36.9%	(24)	(21)	14.7%	(23)	(21)	10.2%	(1)	(0)	N/A	(26)	(16)	66.3%
Gross Profit	7,708	7,041	9.5%	4,052	3,736	8.5%	3,539	3,360	5.3%	513	375	36.6%	3,656	3,306	10.6%
Selling Expenses (1)	(4,906)	(4,494)	9.2%	(2,583)	(2,301)	12.3%	(2,229)	(2,042)	9.1%	(354)	(259)	36.8%	(2,323)	(2,192)	5.9%
General and Administrative Expenses	(669)	(768)	-12.8%	(344)	(412)	-16.7%	(303)	(379)	-20.1%	(40)	(33)	21.9%	(326)	(355)	-8.4%
Equity Income	49	13	284.7%	35	10	252.9%	35	10	252.9%	-	-	-	14	3	392.9%
Other Operating Revenue (Expenses)	(92)	(358)	-74.2%	(92)	(283)	-67.5%	(92)	(284)	-67.7%	(0)	1	-	(1)	(76)	-99.3%
Total Operating Expenses	(5,619)	(5,607)	0.2%	(2,984)	(2,986)	-0.1%	(2,589)	(2,696)	-3.9%	(395)	(291)	35.8%	(2,635)	(2,621)	0.5%
Depreciation and Amortization	(383)	(390)	-1.9%	(308)	(321)	-4.1%	(271)	(296)	-8.4%	(37)	(25)	45.7%	(74)	(69)	8.3%
Earnings before interest and Taxes - EBIT	1,707	1,044	63.4%	760	428	77.6%	679	368	84.3%	81	59	36.5%	947	616	53.6%
Financial Revenue	333	271	23.0%	182	177	2.8%	173	166	4.7%	9	11	-24.3%	178	107	67.1%
Financial Expenses	(1,033)	(825)	25.3%	(456)	(415)	10.1%	(422)	(395)	7.0%	(34)	(20)	72.4%	(604)	(423)	42.7%
Net Financial Revenue (Expenses)	(700)	(554)	26.4%	(274)	(237)	15.6%	(249)	(229)	8.7%	(25)	(8)	203.9%	(426)	(317)	34.5%
Income Before Income Tax	1,006	490	105.3%	486	190	155.1%	430	139	208.5%	56	51	9.1%	521	300	73.7%
Income Tax	(310)	(138)	124.5%	(131)	(33)	300.8%	(112)	(15)	663.0%	(19)	(18)	5.6%	(178)	(105)	69.4%
Net Income - Company	697	352	97.8%	354	158	124.8%	317	125	154.8%	37	33	11.0%	343	195	76.1%
Minority Interest - Noncontrolling	189	74	156.4%	(17)	(24)	-28.8%	(17)	(24)	-28.8%	-	-	-	206	97	111.1%
Net Income - Controlling Shareholders(2)	508	279	82.4%	371	181	104.6%	334	148	125.4%	37	33	11.0%	137	97	41.0%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	2,139	1,471	45.4%	1,092	770	41.8%	973	685	42.0%	119	85	40.4%	1,047	701	49.4%
Adjusted EBITDA (3)	2,232	1,829	22.0%	1,184	1,053	12.5%	1,065	969	9.9%	119	84	42.7%	1,048	776	34.9%

% Net Sales Revenue	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo + Nova Pontocom
	1H14	1H13		1H14	1H13		1H14	1H13		1H14	1H13		1H14	1H13
Gross Profit	25.5%	26.3%		24.3%	25.3%		27.5%	28.0%		13.6%	13.7%		27.0%	27.4%
Selling Expenses (1)	16.2%	16.8%		15.5%	15.6%		17.3%	17.0%		9.4%	9.5%		17.2%	18.2%
General and Administrative Expenses	2.2%	2.9%		2.1%	2.8%		2.4%	3.2%		1.1%	1.2%		2.4%	2.9%
Equity Income	0.2%	0.0%		0.2%	0.1%		0.3%	0.1%		0.0%	0.0%		0.1%	0.0%
Other Operating Revenue (Expenses)	0.3%	1.3%		0.6%	1.9%		0.7%	2.4%		0.0%	0.0%		0.0%	0.6%
Total Operating Expenses	18.6%	20.9%		17.9%	20.2%		20.1%	22.4%		10.4%	10.6%		19.5%	21.7%
Depreciation and Amortization	1.3%	1.5%		1.8%	2.2%		2.1%	2.5%		1.0%	0.9%		0.5%	0.6%
EBIT	5.6%	3.9%		4.6%	2.9%		5.3%	3.1%		2.1%	2.2%		7.0%	5.1%
Net Financial Revenue (Expenses)	2.3%	2.1%		1.6%	1.6%		1.9%	1.9%		0.7%	0.3%		3.1%	2.6%
Income Before Income Tax	3.3%	1.8%		2.9%	1.3%		3.3%	1.2%		1.5%	1.9%		3.8%	2.5%
Income Tax	1.0%	0.5%		0.8%	0.2%		0.9%	0.1%		0.5%	0.7%		1.3%	0.9%
Net Income - Company	2.3%	1.3%		2.1%	1.1%		2.5%	1.0%		1.0%	1.2%		2.5%	1.6%
Minority Interest - noncontrolling	0.6%	0.3%		0.1%	0.2%		0.1%	0.2%		0.0%	0.0%		1.5%	0.8%
Net Income - Controlling Shareholders(2)	1.7%	1.0%		2.2%	1.2%		2.6%	1.2%		1.0%	1.2%		1.0%	0.8%
EBITDA	7.1%	5.5%		6.6%	5.2%		7.5%	5.7%		3.2%	3.1%		7.7%	5.8%
Adjusted EBITDA (3)	7.4%	6.8%		7.1%	7.1%		8.3%	8.1%		3.2%	3.1%		7.7%	6.4%
(1) In 2Q14 revenues from the leasing of commercial galleries, which were previously recorded in selling expenses, started to be recognized as revenues. Revenues from previous periods have been adjusted for comparability purpose.
(2) Net Income after noncontrolling shareholders
(3) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

STATEMENT OF CASH FLOW
(R$ million)	Consolidated
	06.30.2014	06.30.2013
Net Income for the period	697	352
Adjustment for Reconciliation of Net Income
Deferred Income Tax	63	(5)
Gain on disposal of fixed assets	24	14
Depreciation and Amortization	433	427
Interests and Exchange Variation	588	464
Adjustment to Present Value	0	2
Equity Income	(49)	(13)
Provision for Contingencies	181	288
Provision for low and losses of fixed assets	0	3
Share-Based Compensation	24	24
Allowance for Doubtful Accounts	215	216
Net profit/loss on shareholder interest	(2)	(16)
Net gains (losses) resulting from dilution of equity interest	-	-
Swap revenue	24	(31)
Deferred Revenue	-	188
	2,198	1,913
Asset (Increase) Decreases
Accounts Receivable	(180)	(77)
Inventories	(80)	(136)
Taxes recoverable	(27)	(146)
Related Parties	(39)	(83)
Other assets	-	(23)
Swap revenue	30	-
Judicial Deposits	(55)	(156)
	(352)	(621)
Liability (Increase) Decrease
Suppliers	(1,794)	(371)
Payroll and Charges	54	47
Taxes and Social Contribuitions Payable	(307)	(155)
Legal proceedings	(47)	(21)
Taxes and Contribuitions	(473)	(189)
	(2,567)	(689)
Net cash generated from (used in) operating activities	(721)	602

CASH FLOW FROM INVESTMENT AND FINANCING ACTIVITIES
	Consolidated
(R$ million)	06.30.2014	06.30.2013

Increase of Capital in Subsidiaries	(0)	-
Net Cash Acquisition
Acquisition of Property and Equipment	(503)	(768)
Increase Intangible Assets	(84)	(59)
Sales of Property and Equipment	26	44

Net cash flow investment activities	(561)	(774)

Cash flow from financing activities
Increase (Decrease) of Capital	22	11
Companies Acquisition	(7)	-
Funding and Refinancing	2,756	2,408
Payments	(3,633)	(3,782)
Interest Paid	(680)	(313)
Dividend Payments	(186)	(201)

Net Cash Generated from (used in) Financing Activities	(1,729)	(1,877)

Cash and cash equivalents at the beginning of the year	8,367	7,086
Cash and cash equivalents at the end of the year	5,356	5,037
Change in cash and cash equivalents	(3,011)	(2,049)

			BREAKDOWN OF GROSS SALES BY BUSINESS
(R$ million)	2Q14%		2Q13%		Δ	1H14%		1H13%		Δ

Pão de Açucar (1)	1,681	10.0%	1,468	9.8%	14.5%	3,300	9.8%	2,977	9.9%	10.8%
Extra Hiper	3,515	20.8%	3,292	22.0%	6.8%	6,996	20.9%	6,803	22.7%	2.8%
Minimercado Extra	157	0.9%	108	0.7%	45.1%	307	0.9%	201	0.7%	53.2%
Minuto Pão de Açucar	0	0.0%	-	-	-	0	0.0%	-	-	-
Extra Supermercado	1,243	7.4%	1,169	7.8%	6.3%	2,504	7.5%	2,405	8.0%	4.1%
Assaí	2,099	12.4%	1,558	10.4%	34.7%	4,070	12.1%	2,985	10.0%	36.4%
Other Businesses (2)	437	2.6%	418	2.8%	4.5%	888	2.7%	822	2.7%	8.0%
Food Businesses	9,133	54.1%	8,014	53.6%	14.0%	18,066	53.9%	16,193	54.0%	11.6%
Pontofrio	1,428	8.5%	1,433	9.6%	-0.3%	2,930	8.7%	2,916	9.7%	0.5%
Casas Bahia	4,844	28.7%	4,441	29.7%	9.1%	9,579	28.6%	8,841	29.5%	8.3%
Nova Pontocom	1,464	8.7%	1,062	7.1%	37.8%	2,930	8.7%	2,014	6.7%	45.5%
Via Varejo + Nova Pontocom	7,736	45.9%	6,936	46.4%	11.5%	15,440	46.1%	13,771	46.0%	12.1%
Consolidated	16,869	100.0%	14,950	100.0%	12.8%	33,506	100.0%	29,964	100.0%	11.8%
(1) Includes Delivery sales.
(2) Includes Gas Station, Drugstores sales and revenues from the leasing of commercial galleries.

			BREAKDOWN OF NET SALES BY BUSINESS
(R$ million)	2Q14%		2Q13%		Δ	1H14%		1H13%		Δ

Pão de Açucar (1)	1,541	10.1%	1,341	10.0%	14.9%	3,030	10.0%	2,701	10.1%	12.2%
Extra Hiper	3,179	20.9%	2,973	22.2%	6.9%	6,344	21.0%	6,100	22.7%	4.0%
Minimercado Extra	148	1.0%	102	0.8%	44.9%	290	1.0%	188	0.7%	54.0%
Minuto Pão de Açucar	0	0.0%	-	-	-	0	0.0%	-	-	-
Extra Supermercado	1,167	7.7%	1,087	8.1%	7.3%	2,356	7.8%	2,221	8.3%	6.0%
Assaí	1,947	12.8%	1,434	10.7%	35.8%	3,778	12.5%	2,738	10.2%	38.0%
Other Businesses (2)	430	2.8%	412	3.1%	4.3%	874	2.9%	809	3.0%	7.9%
Food Businesses	8,412	55.3%	7,349	54.8%	14.5%	16,671	55.2%	14,758	55.0%	13.0%
Pontofrio	1,257	8.3%	1,246	9.3%	0.9%	2,567	8.5%	2,535	9.5%	1.3%
Casas Bahia	4,251	28.0%	3,866	28.8%	10.0%	8,383	27.7%	7,721	28.8%	8.6%
Nova Pontocom	1,283	8.4%	949	7.1%	35.1%	2,591	8.6%	1,806	6.7%	43.4%
Via Varejo + Nova Pontocom	6,791	44.7%	6,062	45.2%	12.0%	13,541	44.8%	12,062	45.0%	12.3%
Consolidated	15,203	100.0%	13,411	100.0%	13.4%	30,212	100.0%	26,821	100.0%	12.6%
(1) Includes Delivery sales.
(2) Includes Gas Station, Drugstores sales and revenues from the leasing of commercial galleries.

SALES BREAKDOWN (% of Net Sales)

	Consolidated				Food Businesses
	2Q14	2Q13	1H14	1H13	2Q14	2Q13	1H14	1H13

Cash	40.8%	41.1%	41.8%	41.8%	52.0%	52.9%	52.7%	53.3%
Credit Card	49.2%	48.5%	48.4%	48.1%	39.2%	38.8%	38.6%	38.5%
Food Voucher	5.0%	4.4%	4.8%	4.4%	8.8%	8.2%	8.6%	8.1%
Credit	5.1%	6.0%	5.1%	5.7%	0.0%	0.1%	0.0%	0.1%
Post-Dated Checks	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%	0.1%
Payment Book	5.1%	5.9%	5.1%	5.7%	-	-	-	-

		STORE OPENINGS/CLOSINGS BY BANNER
	03/31/2014	Opened	Closed	Converted	06/30/2014

Pão de Açúcar	166	1	(1)	-	166
Extra Hiper	141	-	(1)	(3)	137
Extra Supermercado	213	-	(1)	1	213
Minimercado Extra	168	15	(2)	2	183
Minuto Pão de Açucar	-	1	-	-	1
Assaí	77	1	-	-	78
Other Business	242	1	(1)	-	242
Gas Station	83	-	-	-	83
Drugstores	159	1	(1)	-	159
Food Businesses	1,007	19	(6)	-	1,020
Pontofrio	393	-	(32)	-	361
Casas Bahia	608	6	(3)	-	611
Consolidated	2,008	25	(41)	-	1,992

Sales Area ('000 m2 )
Food Businesses	1,694				1,697
Consolidated	2,781				2,765

# of employees ('000)	157				154

2Q14 Results Conference Call and Webcast

Wednesday, July 24, 2014

11:00 a.m. (Brasília) | 10:00 a.m. (New York) | 3:00 p.m. (London)

Conference call in Portuguese (original language)

+55 (11) 2188-0155

Conference call in English (simultaneous translation)

+1 (646) 843-6054

Webcast: http://www.gpari.com.br

Replay

+55 (11) 2188-0155

Access code for Portuguese audio: GPA

Access code for English audio: GPA

http://www.gpari.com.br

Investor Relations Contacts

GPA Tel: 55 (11) 3886-0421 Fax: 55 (11) 3884-2677 gpa.ri@gpabr.com www.gpari.com.br	Via Varejo Tel: 55 (11) 4225-8668 Fax: 55 (11) 4225-9596 ri@viavarejo.com.br www.viavarejo.com.br/ri

The individual and parent company financial statements are presented in accordance with IFRS and the accounting practices adopted in Brazil and refer to the second quarter of 2014 (2Q14), except where stated otherwise, with comparisons in relation to the prior-year period.

Any and all non-accounting information or information based on non-accounting figures have not been reviewed by the independent auditors.

The calculation of "EBITDA" is based on earnings before interest, taxes, depreciation and amortization. The base used to calculate "same-store" gross sales revenue is determined by the sales made in stores open for at least 12 consecutive months and that did not remain closed for seven or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

GPA adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. The IPCA in the 12 months ended June 2014 was 6.52%.

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising approximately 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it maintains a head office in the city and operations in 19 Brazilian states and the Federal District of Brasília. With a strategy of focusing its decisions on the customer and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into five business units: Multivarejo, which operates the supermarket, hypermarket and neighborhood store formats, as well as fuel stations and drugstores, under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash and carry store segment; Via Varejo, with brick and mortar electronics and home appliance stores under the Casas Bahia and Pontofrio banners; Nova Pontocom, with e-commerce operations through the sites pontofrio.com, casasbahia.com.br, extra.com.br, barateiro.com, partiuviagens.com.br and eHub.com.br; and GPA Malls, which is responsible for managing the Group's real estate assets, expansion projects and new store openings.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are thus subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 24, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.